Exhibit 99.7
EXTENDICARE INC.
NOTICE OF CHANGE OF CORPORATE STRUCTURE
(National Instrument 51-102)
Extendicare Inc. hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as follows:
1.	Name of Parties to the Transaction.
Extendicare Real Estate Investment Trust (the “REIT”), Extendicare Trust, Extendicare Holding General Partner Inc., Extendicare Limited Partnership, Extendicare Inc. (the “Company”), Extendicare Acquisition Inc. (“Newco”), Extendicare ULC and Assisted Living Concepts, Inc. (“ALC”)(collectively the “Parties”).
2.	Description of the Transaction.
(a)	Effective 12:01 a.m. on November 10, 2006, the Company completed a plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act pursuant to the terms and conditions of the Arrangement Agreement made as of the 11th day of September, 2006 among the Parties.

(b)	The Plan of Arrangement was approved by the shareholders of the Company at a special meeting of shareholders of the Company held on October 16, 2006 (the “Special Meeting”). The Ontario Superior Court of Justice (Commercial List) granted its final order approving the Plan of Arrangement on October 24, 2006.

(c)	Pursuant to the Plan of Arrangement:
(i)	holders of subordinate voting shares of the Company ultimately received for each subordinate voting share (A) one share of Class A common stock of ALC (the “ALC Class A Shares”) and (B) one trust unit of the REIT (“REIT Units”) or one Class B limited partnership unit of Extendicare Limited Partnership (the “Exchangeable LP Units”);

(ii)	holders of multiple voting shares of the Company ultimately received for each multiple voting share (A) one share of Class B common stock of ALC and (B) 1.075 REIT Units or 1.075 Exchangeable LP Units (subject to rounding); and

(iii)	the Company and Newco amalgamated to continue as one corporation (“Extendicare Amalco”) with the name “Extendicare Inc.”.

(d)	The Extendicare LP Units are intended to be, to the extent possible, the economic equivalent of the REIT Units and are exchangeable for REIT Units. Each of the holders of Exchangeable LP Units also received one special voting unit of the REIT (“Special Voting Unit”) for each Exchangeable LP Unit held. Each Special Voting Unit is intended to be the voting equivalent of a REIT Unit and entitles the holder thereof to a number of votes at any meeting of holders of REIT Units and the Special Voting Units equal to the number of votes attached to the number of REIT Units that may be obtained upon the exchange of the Exchangeable LP Unit to which the Special Voting Unit relates.

(e)	The REIT Units are listed for trading on the Toronto Stock Exchange under the symbol “EXE.UN”. The ALC Class A Shares are listed for trading on the New York Stock Exchange under the symbol “ALC”.

(f)	Further details of the Plan of Arrangement are set out in the Management Proxy Circular of the Company dated September 13, 2006 sent to shareholders in connection with the Special Meeting, which is available on www.sedar.com.
3.	Effective Date of Transaction.
November 10, 2006.
4.	Name of each Party that ceased to be a reporting issuer subsequent to the transaction and each continuing entity.
(a)	On the completion of the Plan of Arrangement:
(i)	the REIT became a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec and Nova Scotia;

(ii)	Extendicare Limited Partnership became a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Québec and Nova Scotia; and

(iii)	ALC became a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, New Brunswick, Nova Scotia and Newfoundland and Labrador.
(b)	Pursuant to a Mutual Reliance Decision Document dated October 31, 2006, Extendicare Limited Partnership has been granted relief from:
(i)	the requirements contained in NI 51-102 and any comparable continuous disclosure requirements under the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Québec and Nova Scotia that have not been repealed or otherwise rendered ineffective since the adoption of NI 51-102 in each of such provinces; and

(ii)	the requirements contained in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings.

(c)	Extendicare Amalco has applied to cease to be a reporting issuer in each of the Provinces of Canada.
5.	Date of first financial year subsequent to transaction.
The first financial year end of each of the REIT and ALC subsequent to the completion of the Plan of Arrangement will be December 31, 2006.
6.	The periods, including comparative periods, if any of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction.
(a)	Annual consolidated financial statements for the REIT as at and for the year ended December 31, 2006, with comparisons to the annual consolidated financial statements of the Company as at and for the year ended December 31, 2005.

(b)	Annual consolidated financial statements for ALC as at and for the year ended December 31, 2006, with comparisons to the combined financial statements of ALC as at and for the year ended December 31, 2005.
  DATED as of the 16th day of November, 2006.

EXTENDICARE INC.
By:	/s/ Jillian Fountain
	Name:	Jillian Fountain
	Title:	Secretary